04 MAR 23 AM 7:21

GLOBAL MARKETS CAPITAL CORPORATION

Chrysler Building
405 Lexington Avenue – 45th Floor
New York, New York 10174
212-808-9700
212-808-9701

March 14, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549

[redacted]

04010771

SUPPL

Re: Jamaica Broilers Group Limited
(the "Issuer"); File Number 82-3720

To Whom It May Concern:

On behalf of the Issuer, we enclose filings for the Jamaica Broilers Group Limited. The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

1. Copy of the Company's third Quarter results for the Company's financial year 2003-04
2. Copy of the Company's letter dated February 24, 2004 to the Jamaica Stock Exchange enclosing third quarter unaudited results for the third quarter ended January 10, 2004,
3. Copy of the Company Secretary's Report dated January 10, 2004 in accordance with Rules 407A (vii) of the Jamaica Stock Exchange Rules.

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

Sincerely yours,

Mark R. Saunders

Encl.

dlw 3/23

04 MAR 23 AM 7:21

Jamaica Broilers Group Ltd

Report on Quarter ended January 10, 2004

Commentary on unaudited 3rd Quarter Results

The Directors of Jamaica Broilers Group Ltd are pleased to release tho unaudited financial results for the quarter ended January 10,2004.

These statements have been prepared in compliance with International Financial Reporting Standards (IFRS). The effect of adopting IFRS is explained in the notes to the accounts and in the Statement of Changes in Shareholders' Equity. The most significant changes to the balance sheet relate to the inclusion of deferred tax liabilities and a net surplus in the pension fund.

The Group's turnover for this quarter, when compared to the corresponding period last year , showed an increase of 20% to $1.99 billion, while gross profits increased by 19%.

The relative stability in the foreign exchange rate during the quarter was an important contributor to our performance levels. The results were also impacted positively by continued efficiency improvements in the production of poultry .
However, significant increases in the cost of grains imported from the United States, and the cost of cattle purchased from farmers forced us to implement price increases on all products during the quarter.
Of significance too, is the fact that the fish operations is showing some improvement; we expect to begin reducing losses in that operation during the last quarter of this financial year.

Gross profits as a percentage of turnover , year to date, have remained at 25.7%.
When taken together, distribution and administrative costs increased by approximately 10% due to inflation.

Net finance costs , when compared to the corresponding period last year, showed a 69% reduction.
This very positive change is a result of the Group being essentially "debt-free" , with interest bearing liabilities being matched or surpassed by interest bearing assets. In addition the foreign currency component of the investments serves to limit our exposure to exchange rate fluctuations.

Profits before tax was 43% higher than the corresponding period last year; however the current tax charge for this quarter reflects a higher marginal rate, due to the removal, in June 2003, of the tax credits related to bonus shares issued.

As a result of the above , profits after tax attributable to stockholders for the quarter increased from $88 million to $ 125 million. This equates to earnings per stock unit of 10.42 cents - compared to 7.33 cents in 2003.

Based on these results an interim dividend of 3.00 cents per stock unit , payable on April 16, 2004 to stockholders on record on March 18, 2004, has been declared.

We look forward , under God's guidance , to these good results continuing for the remainder of the year.

Hon. R.Danvers Williams
Chairman

Robert E. Levy
President & Chief Executive Officer

Jamaica Broilers Group Ltd

Interim Consolidated Profit and Loss account
for quarter ended January 10,2004

	Quarter ended January 10,2004 $000	Quarter ended January 4,2003 ** $000	Nine periods to January 10,2004 $000	Nine periods to January 4,2003 ** $000
Turnover	1,989,932	1,652,348	5,444,906	4,610,234
Cost of Sales	(1,483,011)	(1,225,663)	(4,046,834)	(3,424,310)
Gross Profit	506,921	426,685	1,398,072	1,185,924
Other operating income	10,640	7,641	24,442	19,228
Distribution Costs	(59,413)	(73,243)	(160,314)	(198,566)
Administrative and other expenses	(288,304)	(241,771)	(838,409)	(726,038)
Operating Profit	169,844	119,312	423,791	280,548
Finance costs (net)	(9,578)	(30,735)	(48,239)	(69,357)
Share of results of associated companies	-	23,255	-	61,270
Profit before taxation	160,266	111,832	375,552	272,461
Taxation	(35,352)	(22,303)	(88,070)	(57,337)
Net Profit after taxation	124,914	89,529	287,482	215,124
Minority interest	-	(1,634)		(1,634)
Net Profit attributable to stockholders of Holding Company	124,914	87,895	287,482	213,490
Earnings per Stock Unit-cents	10.42	7.33	23.97	17.80

***-Restated to comply with IFRS**

Jamaica Broilers Group ltd

Consolidated Balance Sheet
(Condensed)
as at January 10,2004

	January 10 2004	May 03* 2003	January 04 * 2003
NET ASSETS EMPLOYED			
Fixed Assets	1,693,375	1,644,064	1,610,871
Goodwill	10,283	10,254	
Deferred Expenditure	16,493	17,609	17,076
Investment Property	44,230	44,188	52,189
Held to Maturity Investments	577,988	122,009	-
Investment in Associated Company	-	-	248,939
Available-for-sale investments	4,456	3,728	3,618
Pension Fund Surplus	148,400	148,400	147,800
Current Assets	2,322,707	2,390,489	2,292,629
Current Liabilities	(1,426,051)	(1,320,687)	(1,231,858)
	3,391,881	3,060,054	3,141,264
FINANCED BY			
Share Capital	599,639	513,976	513,976
Capital Reserve	858,161	839,915	799,185
Retained Earnings	1,110,485	908,666	825,805
Shareholders' equity	2,568,285	2,262,557	2,138,966
Minority Interest	5,145	5,145	4,700
Long Term Liabilities	499,159	501,563	614,042
Deferred Tax Liabilities	312,592	284,089	377,156
Employee Benefit Obligations	6,700	6,700	6,400
	3,391,881	3,060,054	3,141,264

***-Restated to comply with IFRS**

Segment Reporting Information
Consolidated
Nine Periods ended January 10,2004

	Poultry Operations $000	Feed & Farm Supplies $000	Fish Operations $000	Other $000		Eliminations $000	Group Total $000
REVENUE							
External Sales	3,071,255	1,637,366	190,648	545,636			5,444,905
Inter-Segment Sales	14,727	80,731		449,671	-	(545,129)	-
Total revenue	3,085,982	1,718,096	190,648	995,308	-	(545,129)	5,444,905
RESULT							
Segment Result	478,778	201,779	(45,113)	86,596		-	722,041
Unallocated corporate expenses							(298,250)
Finance costs							(48,239)
Share of results of associated companies							-
Profit Before Taxation							375,552
Taxation							(88,070)
Profit from ordinary activities After Taxation							287,482

Balance sheet	Poultry Operations	Feed & Farm Supplies	Fish Operations	Other	Unallocated	Eliminations	Group Total
Segment assets	1,792,358	773,672	306,518	1,196,675	3,631,125	(2,898,948)	4,801,400
Segment Liabilities	179,005	359,926	207,918	331,230	3,173,048	(2,407,228)	1,843,900

Segment Reporting Information
Consolidated
Nine Periods ended January 04,2003

	Poultry Operations $000	Feed & Farm Supplies $000	Fish Operations $000	Other $000		Eliminations $000	Group Total $000
REVENUE							
External Sales	2,602,184	1,297,587	252,762	457,701			4,610,234
Inter-Segment Sales	11,398	103,280		354,163	-	(468,841)	-
Total revenue	2,613,582	1,400,867	252,762	811,864	-	(468,841)	4,610,234
RESULT							
Segment Result	417,385	114,641	(57,429)	70,349		-	544,945
Unallocated corporate expenses							(264,397)
Finance costs							(69,357)
Share of results of associated companies							61,270
Profit Before Taxation							272,461
Taxation							(57,337)
Profit from ordinary activities After Taxation							215,124

Balance sheet	Poultry Operations	Feed & Farm Supplies	Fish Operations	Other	Unallocated	Eliminations	Group Total
Segment assets	1,715,872	839,191	369,003	1,028,559	2,922,530	(2,502,202)	4,372,953
Segment Liabilities	444,608	346,913	272,631	252,105	2,487,186	(2,086,247)	1,717,195

Jamaica Broilers Group Ltd
Consolidated Statement of Changes in Shareholders' Equity
as at January 10,2004

		Number of Shares 000's	Share Capital $000	Capital Reserves * $000	Retained Earnings * $000	Total * $000
Balance at April 27,2002-as previously reported		856,626	428,313	910,166	770,677	2,109,156
Effect of adopting IFRS						
IAS 12-Income Taxes				(125,469)	(284,375)	(409,844)
IAS 19-Employee Benefits						-
	Pension fund surplus				247,800	247,800
	Post retirement benefits				(6,400)	(6,400)
	Vacation leave payable				(12,335)	(12,335)
IAS 39 Financial instruments				3,088	(17,389)	(14,301)
Balance at April 27,2002 as restated		856,626	428,313	787,785	697,978	1,914,076
Bonus issue of shares		171,326	85,663		(85,663)	
Translation Gain				11,624		
Net profit for period-as previously reported					300,876	300,876
Effect of adopting IFRS						-
IAS 12-Income Taxes					10,688	10,688
IAS 19-Employee Benefits						
	Refund from Pension Fund				(100,000)	(100,000)
	Vacation leave payable				(1,527)	(1,527)
IAS 39 Financial instruments					3,453	3,453
Restated net profit for period					213,490	213,490
Reserve on revaluation of available for sale investments				(224)		(224)
Balance at January 04,2003		1,027,952	513,976	799,185	825,805	2,138,966
Balance at May 03,2003-as previously reported		1,027,952	513,976	961,574	952,426	2,427,976
Effect of adopting IFRS						
IAS 12-Income Taxes				(125,469)	(158,620)	(284,089)
IAS 19-Employee Benefits						
	Pension fund surplus				148,400	148,400
	Post retirement benefits				(6,700)	(6,700)
	Vacation leave payable				(13,682)	(13,682)
IAS 39 Financial instruments				3,810	(13,158)	(9,348)
Balance at May 03,2003 as restated		1,027,952	513,976	839,915	908,666	2,262,557
Bonus issue of shares		171,326	85,663		(85,663)	-
Translation Gain				17,657		17,657
Reserve on revaluation of available for sale investments				589		589
Net profit for period					287,482	287,482
Balance at January 10,2004		1,199,278	599,639	858,161	1,110,485	2,568,285

Jamaica Broilers Group Ltd
Consolidated Statement of Cash Flows
(Condensed)
Nine periods ended January 10,2004

	January 10 2004 $000	January 04 * 2003 $000
CASH RESOURCES WERE PROVIDED BY/(USED IN):		
Operating Activities		
Net Profit	287,482	213,490
Items not affecting cash resources	137,880	201,739
	425,362	415,229
Changes in non-cash working capital components	314,909	(198,508)
Cash provided by/(used in) operations	740,271	216,721
Cash provided by/Used in) financing activities	(36,150)	(66,472)
Cash (used in) provided by investing activities	(631,520)	(113,280)
Increase /(decrease) in net cash and cash equivalents	72,601	36,969
Net cash and cash equivalents at beginning of year	(40,912)	(71,869)
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	31,689	(34,900)

***-Restated to comply with IFRS**

Notes to the Interim Consolidated Financial Statements

Accounting Periods

The company's financial year consists of 13 four-week periods. The quarterly Profit & Loss account for each of the first three quarters consists of 3 four week periods, with the fourth quarter being 4 four week periods.
The accounting year ends on the Saturday closest to April 30.

Basis of presentation

These consolidated financial statements have been prepared in accordance with and comply with International Financial Reporting Standards (IFRS) and have been prepared under the historical cost convention as modified by the revaluation of certain available- for- sale investments

As at May 04,2003 , the Group adopted International Financial Reporting Standards (IFRS).
The financial effect of this adoption is reported in the consolidated Statement of Changes in Shareholders' Equity

As a result of the significant accounting policy changes detailed below, certain comparative amounts have been restated to conform to the current year's presentation based on these standards

Employee benefits

Pension asset-The group participates in a defined benefit pension plan . The pension costs are assessed using the projected unit credit method. Under this method , the cost of providing pensions is charged to the profit and loss account, and the net of the present value of the pension obligation and the fair value of the plan assets, is reflected as an asset on the balance sheet

Other post-retirement obligations- The group provides post retirement healthcare and life insurance benefits to certain groups of retirees who retired prior to April 2002. The method of accounting used to recognise the liability is similar to that for the defined benefit pension plan

Deferred taxation

Deferred income tax is provided in full , using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.
Deferred tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Property , plant and equipment

Property ,plant and equipment are stated at "deemed cost" less accumulated depreciation,

At adoption of IFRS the carrying values comprised a combination of cost and market values.
These values have been deemed to be cost as allowed under IFRS.

Investment Property

Investment property , comprising office and residential buildings no longer used in the operations, are now held for rental yield and capital appreciation
Investment property is carried at "deemed cost" less depreciation

Investments

Investments are classified as held-to-maturity or available -for-sale and are initially recorded at cost.
Management determines the classification at the time of purchase
Held- to- maturity investments are carried at amortised cost.
Available- for- sale investments , principally comprising marketable equity securities , are carried at fair value determined by reference to the quoted bid prices on the Jamaica Stock Exchange. Revaluation adjustments are effected against capital reserves.

Provisions

A provision is made for the estimated liability for annual vacation leave as a result of services rendered by employees up to the balance sheet date

Receivables

Trade receivables are carried at original invoice amount less provision made for bad debts and impairment of these receivables.
A provision for bad debts is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables.
The amount of the provision is the difference between the carrying amount and the expected recoverable amount.
In instances where it is determined that there will be significant delays in settlement of the recoverable amounts and the effect is material an impairment general provision is also made , being the difference between the recoverable amounts and the present value of expected cash flows discounted at the Group's overdraft interest rate

Dividends

Dividends are recognised as a liability in the period that they are approved by the Board of Directors.

Segment reporting

The group is organised into three main business segments

Poultry Operations - Rearing of poultry for fertile egg production, broiler grow-out ; broiler processing and sales
Grow out and sale of started pullets
Feed and Farm Supplies- Manufacturing and sale of feeds and sale of farm supplies

Fish Operations - Grow out , processing and sale of fish

Agriculture

Current assets include biological assets with a carrying value of $376.2 million at January 10,2004, ($ 309.9 million at May 03,2003)
Biological assets include poultry breeder flocks, hatching eggs,baby chicks, chicken being grown out,grain fed cattle,.
fish and started pullets(layers)
These assets are carried at cost as no reliable measure for determining fair value has been identified

February 24, 2004

Mr. Wain Iton
General Manager
Jamaica Stock Exchange
40 Harbour Street
Kingston

Dear Mr. Iton:

Re: Jamaica Broilers Group Limited - 3rd Quarter Results 2003/2004

With reference to Rule 407A of the Jamaica Stock Exchange Rules, we send you herewith two copies of the unaudited results for our Third Quarter ended January 10, 2004.

The Company Secretary's report required pursuant to Rule 407A (vii) will follow shortly.

Yours truly,
Jamaica Broilers Group Ltd.



PETER A. DePASS
Company Secretary

Encls.

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JAMAICA BROILERS GROUP LIMITED ("the Company")

For purposes of compliance with Rule 407A(vii) of the Jamaica Stock Exchange Rules, details of stockholdings of Directors and Senior Management and their connected persons as at **10th January, 2004**, are set out hereunder:

DIRECTORS	S/HOLDING	CONNECTED PERSONS	S/HOLDING
R. Danvers Williams Chairman	500,000	Shirley Williams (Joint Holder) Ravers Limited	8,373,332
Robert E. Levy President & Chief Executive Officer	10,894,810	Portland Corp. Ltd.	209,862,410
Philip E. Levy	5,748,128	Portland Corp. Ltd.	209,862,410
Christopher Levy Vice President, Poultry Operations	3,228,456	-	-
Malcolm D.L. McDonald	3,834,153	-	-
I. V. (Polly) Brown	NIL	-	-
Trevor Dewdney	NIL	-	-
Barrington A. Pryce	74,548	Nadine Pryce	74,548
Douglas Senior	565,533	-	-
Hirlie Williams	89,041	-	-
Claudette Cooke Vice President, Human Resource Development & Public Relations	1,010,639	-	-
Andrew Mahfood	2,000,000	Caroline Mahfood	2,000,000

N.B. The Senior Management of the Company includes Messrs. Robert E. Levy and Christopher Levy and Mrs. Claudette Cooke, as above, Mr. Ian Parsard, Vice President, Finance & Corporate Planning who, at the above date held 120,230 stock units, Mr. Leon Headley, Vice President, Procurement & Training who, at the above date held 1,719,733 and Mr. Conley Salmon, Assistant Vice President, Marketing who at the above date held 561,455.

The holdings of those persons owning the ten (10) largest blocks of stock units as at 10th January, 2004 are set out hereunder:-

	SHAREHOLDER	AMT. OF STOCK
1.	Portland Corporation Ltd.	209,862,410
2.	Ja. Broilers Employees Trust	153,175,875
3.	Halcyon Limited	67,636,971
4.	The Arrol Trust	43,561,830
5.	National Insurance Fund	33,477,927
6.	Scotiabank Jamaica Trust & Merchant Bank Ltd. a/c #542	25,299,203
7.	West Indies Trust Co. WT89	18,636,796
8.	LOJ-Pooled Equity Fund No. 1	16,600,760
9.	Carzlyn Ltd.	13,589,068
10.	Barclays Bank a/c #C1191	11,177,684

....
PETER A. DEPASS
Secretary
10th January, 2004

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